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                               December 22, 2020

       Philip A. Garton
       Chief Financial Officer
       Shoals Technologies Group, Inc.
       1400 Shoals Way
       Portland, TN 37148

                                                        Re: Shoals Technologies
Group, Inc.
                                                            Amendment 1 to
Draft Registration Statement on Form S-1
                                                            Submitted December
11, 2020
                                                            CIK 0001831651

       Dear Dr. Garton:

              We have reviewed your amended draft registration statement and have the following comment. In our comment we may ask you to provide us information so that we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe that our comment applies to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

             After reviewing the information that you provide in response to the comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment 1 to Draft Registration Statement submitted December 11, 2020

       Our certificate of incorporation will also provide that the Court of Chancery...will be the exclusive forum..., page 49

   1. We note your revisions in response to comment 3. Notwithstanding the disclaimer that applicability of the
choice of forum provision in your certificate of incorporation is limited to the extent permitted
by law, remove the statement "we believe," and revise the
                                                        disclosure to make
clear whether the exclusive forum provision in your certificate of incorporation applies
to actions arising under the Securities Act or the Exchange Act. If the provision applies
to Securities Act claims, revise the disclosure to state that there is uncertainty on whether
a court would enforce the provision and that investors cannot waive compliance with
the federal securities laws and their rules and regulations. If the
 Philip A. Garton
Shoals Technologies Group, Inc.
December 22, 2020
Page 2
      provision does not apply to actions arising under the Securities Act or the Exchange Act, ensure that the exclusive forum provision in your certificate of incorporation states this clearly. We may have further comment after you file by amendment your certificate of incorporation as an exhibit.
        You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Jean C. Yu,
Assistant Chief Accountant, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at
(202) 551-3728 or Erin M. Purnell, Senior Counsel, at (202) 551-3454 with any other questions.



                                                           Sincerely,
FirstName LastNamePhilip A. Garton
                                                           Division of
Corporation Finance
Comapany NameShoals Technologies Group, Inc.
                                                           Office of
Manufacturing
December 22, 2020 Page 2
cc:       Joshua N. Korff, P.C.
FirstName LastName